Exhibit (a)(1)(C)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Rights)

of

E2open, Inc.

at

$8.60 Net Per Share

by

Eagle Acquisition Sub, Corp.

a wholly-owned subsidiary of

Eagle Parent Holdings, LLC

February 26, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Eagle Acquisition Sub, Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), which is controlled by Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., each a Cayman Islands exempted limited partnership, and Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership (collectively, the “Sponsors”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (together with the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open, Inc. and Computershare Trust Company, N.A., the “Shares”), of E2open, Inc., a Delaware corporation (“E2open”), at a price of $8.60 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated February 26, 2015 (as it may be subsequently amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (i) the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer prior to midnight (New York City time) at the end of March 25, 2015, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”), together with any Shares then owned by Purchaser or Parent, shall equal at least a majority of all then outstanding Shares as well as Shares that E2open would be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into such Shares, or other rights to acquire or be issued such Shares, for which E2open has received notices of exercise or conversion prior to the Expiration Date (excluding Shares tendered pursuant to guaranteed delivery procedures in respect of which either the stock certificates or the agent’s message, as applicable, have not yet been received by the depositary pursuant to such procedures in accordance with Section 251(h) of the General Corporation Law of the State of Delaware), (ii) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated and (iii) no order, judgment, decision, decree, injunction, ruling, award, settlement, stipulation, or writ (whether temporary, preliminary or permanent) shall have been issued or granted, or federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement shall have been enacted, issued or promulgated, by any governmental authority having the effect of preventing or otherwise prohibiting the consummation of the Offer or the Merger (as defined below), or of making the Merger or the Offer illegal.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. The Form of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, by the expiration of the Offer;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. A return envelope addressed to the Depositary for your use only.

YOUR PROMPT ACTION IS REQUIRED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MARCH 25, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 4, 2015 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and E2open. The Merger Agreement provides, among other things, that as promptly as practicable following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer, and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into E2open (the “Merger”), with E2open continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

In order to accept the Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary by midnight, New York City time, at the end of March 25, 2015.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from the Information Agent, at the addresses and telephone numbers set forth below.

Very truly yours,

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Shareholders, Banks and Brokers

Call Toll Free:

800-905-7281

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL APPOINT YOU AS AN AGENT OF PURCHASER, PARENT OR THE SPONSORS, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED HEREIN AND THEREIN.